14005360

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 2/20/13

February 10, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-10-14

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Johnson & Johnson
Incoming letter dated December 20, 2013

Dear Ms. Ising:

This is in response to your letter dated December 20, 2013 concerning the shareholder proposal submitted to Johnson & Johnson by the NorthStar Asset Management, Inc. Funded Pension Plan. We also have received a letter on the proponent's behalf dated January 27, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Sanford Lewis
sanfordlewis@gmail.com

February 10, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Johnson & Johnson
Incoming letter dated December 20, 2013

The proposal requests that the board create and implement a policy using consistent incorporation of corporate values and report to shareholders contributions which may appear incongruent with the company's corporate values.

There appears to be some basis for your view that Johnson & Johnson may exclude the proposal under rule 14a-8(i)(7), as relating to Johnson & Johnson's ordinary business operations. In our view, the proposal and supporting statement, when read together, focus primarily on Johnson & Johnson's specific political contributions that relate to the operation of Johnson & Johnson's business and not on Johnson & Johnson's general political activities. Accordingly, we will not recommend enforcement action to the Commission if Johnson & Johnson omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Sandra B. Hunter
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

January 27, 2014

Via email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Johnson & Johnson regarding consistent incorporation of corporate values in political contributions

Ladies and Gentlemen:

The NorthStar Asset Management, Inc. Funded Pension Plan (the "Proponent") is the beneficial owner of common stock of Johnson & Johnson Inc. (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company seeking consistent incorporation of corporate values in political contributions. I have been asked by the Proponent to respond to the no action request letter dated December 20, 2013 sent to the Securities and Exchange Commission by the Elisabeth Ising of Gibson Dunn on behalf of the Company. The Company contends that the Proposal may be excluded from the Company's 2014 proxy statement by virtue of Rule 14a-8(i)(7) (ordinary business). A copy of this letter is being emailed concurrently to the Elisabeth Ising of Gibson Dunn.

SUMMARY

The Proposal asks the Board of Directors to create and implement a policy for consistent incorporation of corporate values to political contributions. Prior versions of Proposals containing a similar resolved clause have been found not excludable by the Staff under Rule 14a-8(i)(7) and Rule 14a-8(i)(3). In this instance, the "whereas" clauses of the Proposal describe the example of the Company's seemingly inconsistent public statements and political contributions, declaring public support for the Affordable Care Act, but providing support for politicians that opposed the Act and related implementation measures. The Company asserts that because the whereas clauses discuss these inconsistencies, the Proposal is directed to ordinary business and therefore excludable under Rule 14a-8(i)(7). In this instance, the discussion of the Affordable Care Act is simply a current example in support of the resolved clause. In the previous year, the shareholder filed the same proposal with different supporting examples which at that time were most current. Preventing shareholders from providing documentation of examples, rationales or motivations in support of a facially neutral resolved clause would be detrimental to, and distort, the shareholder resolution process, and would be inconsistent with Rule 14a-8(i)(7), which is focused on effects rather than motivations. Therefore, the Staff should find that the proposal is not excludable under Rule 14a-8(i)(7).

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@gmail.com • 413 549-7333 ph.

ANALYSIS

The Proposal addresses a significant social policy issue and does not micromanage and therefore is not excludable under the ordinary business exclusion.

A proposal that raises a "significant social policy issue" will not be excluded on the ground that it involves matters of ordinary business as long as it does not otherwise micromanage.

Does the subject matter of the Proposal address a significant social policy issue? Does the Proposal avoid micromanagement? Since the answer to both questions is yes, the Proposal should not be found to be excludable.

At least since the Supreme Court decision in *Citizens United v. FEC*, 130 S. Ct. 876 (2010) the issue of whether shareholders will be able to hold company management accountable for electioneering spending has become a high-profile social policy issue garnering a high level of interest in the media and in Congress. The current model of proposal, first filed at *The Home Depot* (March 25, 2011) was found by the Staff to not be excludable under Rule 14a-8(i)(7), even though it was explicitly initiated in the aftermath of noted actions of Target, which demonstrated the importance of consistency of corporate policy and political contributions and which motivated the Proponent to initiate the new model of a Proposal.

As noted in the *Home Depot* proposal, it was the impact of a July 2010 donation made by Target Corporation to the political group Minnesota Forward that originally inspired the proposal model of assessing consistency of corporate donations and corporate policy. This sizeable donation ($150,000) caused public demonstrations of unrest. Target, a corporation well-known as a "gay ally" and applauded for its treatment of gay employees, claimed that it contributed to Minnesota Forward, which backs a gubernatorial candidate known for standing against gay marriage, because of the candidate's position on "creating a positive environment for businesses, not [the candidate's] stance on social issues". Target's argument fell on deaf ears across the nation. Target customers, employees, and shareholders who are gay rights supporters felt betrayed by the company, which provides domestic partner healthcare benefits and supports the Twin Cities Pride annual celebration. The fact that it supported a candidate whose political motives were incongruent with the company's clear values resulted in boycotts, protests, and required both a public apology and a commitment from the management that they would begin a "strategic review and analysis of our decision-making process for financial contributions in the public policy arena."

The Proposal is not directed toward effecting a specific legislative position.
The Company asserts that the Proposal should be seen as directed toward driving a specific legislative position and cites *Bristol-Myers Squibb* (AFL-CIO Reserve Fund) (February 17, 2009), *Abbott Laboratories* (Feb. 11, 2009) and *General Electric Co.* (Flowers) (Jan. 29, 1997). These proposals, unlike the present one, involved shareholder proposals **specifically directed towards controlling or preventing particular lobbying activities**.

In *Bristol-Myers Squibb* and *Abbott Laboratories*, the shareholder proposal requested a report on the Company's lobbying activities and expenses relating to the Medicare Prescription Drug Plans (Part D). The company noted in its no-action request that the company's pharmaceuticals segment manufactured and sold numerous company products covered by Medicare Prescription Drug Plans (Part D). In concurring that the proposal could be excluded, the Staff noted that the proposal "relat[ed] to [the company's] ordinary business operations (i.e., lobbying activities concerning its products)."

Similarly, *General Electric Co.* (Flowers) (Jan. 29, 1997) requested that the company refrain from the use of company funds to oppose specific citizen ballot initiatives, including initiatives related to the Company's nuclear reactor products.

The Proposal does not explicitly or implicitly direct the lobbying positions of the Company.

Since the present proposal clearly does not direct the company's lobbying activities in the manner of those precedents, the Company goes on to cite other precedents where a proposal was found excludable even though the resolve clause was facially neutral. We believe that extending the approach in those decisions to the present Proposal is inconsistent with the plain meaning and intent of Rule 14a-8 and Rule 14a-8(i)(7).

In *Bristol-Myers Squibb Co.* (Jan. 29, 2013), the Staff concurred in the exclusion of a facially neutral proposal requesting disclosures on lobbying activities where the entirety of the supporting statement *attacked* the Company's support for the Affordable Care Act. Similarly, in *PepsiCo* (Mar 3, 2011), the proposal requested a report on the company's process for identifying and prioritizing legislative and regulatory public policy advocacy activities, but the supporting statement overtly *attacked* the company's support of cap and trade climate change legislation.

In contrast to those proposals, in the present instance the whereas clauses probes a seemingly diverse range of positions of the Company on the Affordable Care Act. The proposal notes existing company policies which are in support of the Affordable Care Act, the potential significance of that act for the company's business and reputation, and the commitment of the Company to support politicians whose voting record or philosophy is aligned with the Company's interests. It notes the Company's seemingly incongruent support of politicians aligned against this legislation. This is an *example* of why a congruency analysis is an appropriate process for the Company to follow.

In contrast, the Proposal does not state or imply that the politicians should not have received Company support. It simply suggests that providing more information on why those contributions are in alignment with Company values would be appropriate given the apparent inconsistencies. The Proponent and the proposal model are cognizant of the reality that there may be *multiple factors* involved in the decision to support a politician. Analysis of congruency is a process to make such considerations more transparent to shareholders.

Volumetric analysis is an inappropriate means of assessing the effect of the Proposal.

The Company letter proposes a volumetric analysis of the Proposal, asserting that since five of the eight preamble paragraphs of the Proposal relate to the PPACA and no other legislation or policy issue is referenced, the Proposal is targeted at the Company's political contributions relating to the PPACA and not at the Company's political activities generally.

Thus, the Company distinguishes other proposals on political or charitable contributions where specific issues were included in the whereas clauses based on the relative amount of space taken up by the referenced issue. PepsiCo, Inc. (Mar. 2, 2009); Ford Motor Co. (Feb. 25, 2008); General Electric Co. (Jan. 11, 2008). The Company asserts that the Proposal is distinguishable from these proposals because the supporting statements for the proposals ***contained only brief references to specific organizations or types of organizations,*** contrasted with proposals where a supporting statement was largely dedicated to a single issue.

This is an inadequate and inappropriate means of assessing the effect of the present Proposal.

The Proposal should be considered based on its plain language as well as the context of prior proposals.

The plain language of the Proposal makes it clear that the Proposal would require congruency analysis of all political contributions. Since the ACA is a primary focus of the company at this time, it is likely that it is one of the Company's most important issues, it would therefore likely require analysis of activities in that area to determine if company values were indeed reflected in company political contributions. In the Proposal, the Proponent focused on the Affordable Care Act (ACA) and the potential impact of political contributions that are incongruent with the Company's statements supporting the ACA as an example simply because the ACA is the major public health policy issue in the U.S. today. The ACA is of such public import that it has been declared to be a "watershed in U.S. public health policy" by National Institutes of Health.

Ill-considered political contributions supporting candidates opposed to the ACA may have placed the Company's brand and reputation as a major player in the health care industry at risk.

However, the Proposal must also be viewed in context with prior proposals filed by the proponent, an ongoing process of communicating with and educating fellow shareholders on incongruent political spending by the company. For the 2013 shareholder meeting, the Proponent filed a similar proposal with the Company identifying political contributions to politicians that had misaligned positions with the Equal Employment Opportunity Policy, our Environment, Health, & Safety Policy, and Climate Friendly Energy Policy. At this time, the Company has still not addressed the risk to shareholder value created by the broad array of incongruent political contributions identified in the Proponent's 2013 proposal filing. The Proposal is therefore one in a sequence of communications with the shareholders of the Company providing rationales for support of the resolved clause.

The Proponent realizes that when a political contribution is made, those funds actually serve to support ALL of the candidate's beliefs and public stances – not just the ACA, nor solely any of the issues the Proponent addressed in the 2013 shareholder proposal. The Proponent believes that it is in the best interest of the company and its shareholders to assess and weigh the potential risk to brand name or shareholder value associated with potentially incongruent contributions. Just as Target Corporation did not realize that the company's $150,000 contribution to Minnesota Forward would ignite a firestorm of criticism, because Target was uniformed of the intricacies of to whom the funds would benefit (and how it may affect the company), the Proponent seeks to apprise shareholders of similar potential inadvertent controversies caused by political contributions given to candidates with values that contradict the Company's stated public values and policies.

<u>Rule 14a-8(i)(7) is geared toward the effect of the Proposal not the motivation of the proponent.</u>

Only one of the Rule 14a-8 rules is directed to analysis of the **<u>motivation</u>** of the Proponent, Rule 14a-8(i)(4) relating to a personal grievance:

> Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

Such a grievance has not been asserted in the present case. The proposal's resolve clause is facially neutral. The Staff would be well advised in such circumstances to exercise caution in questioning the advocacy approach or motivations of a proponent.

Rule 14a-8(i)(7) is geared toward assessing whether a Proposal addresses management functions:

> Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

Unlike Rule 14a-8(i)(4), Rule 14a-8(i)(7) this rule is not concerned with shareholder motivation. For every shareholder proposal, there is both an effect of the proposal as stated in the resolve clause, and a catalyzing event or motivation for the shareholder to choose to file the proposal. For the integrity of the shareholder resolution process and to avoid having the Staff become "purity police," proponents should be ***encouraged rather than discouraged*** to describe any catalyst or rationale for filing a proposal. Describing specific actions of a Company, and description of such a catalyst, should not be confused with the effect and purpose of the proposal's resolve clause.

Continuing down the path of determining that background information focuses too much on one issue will put shareholders in the peculiar position of having to mask a catalyzing issue or rationale by diffusing the issue as one among many. If naming one issue is problematic, is it safer to name two issues? What if the two issues also reflect lobbying positions that the Proponent clearly disagrees with? Three issues?

In the present instance, the Proponent has a long-standing interest in promoting congruency of corporate political spending with corporate values. This approach can be seen in the prior proposal at the Company for shareholder meeting 2013 which the Company did not challenge, as well as in proposals found not to be excludable in prior years.

Some of the Proponent's prior proposals mentioned multiple issues, some focused on individual issues that represented the most egregious issue of concern. If a shareholder were ***motivated*** in filing a proposal by a particular issue concern or lobbying position of a company, if the issue does not reflect a "personal grievance" (motivation) the effect of the Proposal is appropriately judged by the **resolved clause**, not supporting information.

In the present case, the Proponent originally filed the form of this proposal at the *Home Depot* (March 25, 2011) and that proposal mentioned two different issues as reasons for concerns. Similarly, a proposal filed by the proponent at Intel raised two concerns, climate change and legislation relating to hate crimes and Don't Ask Don't Tell. Is a Proposal which only mentions a single legislative issue one that addresses ordinary business, while one that addresses multiple issues not excludable as ordinary business? The Proponent's concern is that company values as defined by the company itself are consistently represented.

We believe that the approach of excluding this Proposal would place the Staff on a slippery slope toward second-guessing the motivation of shareholder proposals, and toward requiring shareholders to mask the catalyzing issues underlying the initiation of a proposal. This is not to the benefit of the shareholder proposal process, and is inconsistent with the *effects* focus of Rule 14a-8(i)(7).

The focus of the ordinary business exclusion should be on whether the effect of the proposal, if it were enacted, would interfere with the ordinary business of the company. Background information included in the supporting statement of a proposal cannot alter the effect of a facially neutral resolve clause. Requiring that the background information of a proposal be scrubbed of catalyzing events which inspire the Proponent to file the proposal will distort the Rule 14a-8 process by discouraging clear communications among shareholders.

The Proposal's effect is neutral. Statements of examples, rationales, catalysts, and motivating factors are consistent with the integrity of the shareholder proposal process and do not render a Proposal excludable under Rule 14a-8(i)(7).

While the Proponent focused on a major policy issue as an example in the Proposal, the effect of the Proposal is for Management to create a Company policy regarding a process for reviewing political contributions that compares candidates' public policy stances to the Company's internal values, public statements, and policies.

The exact mechanism for determining incongruity of political contributions, as well as the Company's policies and values the Company may use for a congruency comparison, rests at the discretion of Management and the existing internal policies. The important issue is for such an analysis to be performed, especially with regard to items that pose risks to the company's brand, reputation, or shareholder value.

Conclusion

The Company has not met its burden that the Proposal is excludable under Rule Rule 14a-8(i)(7). Therefore, we request that the Staff inform the Company that the SEC proxy rules require denial of the Company's no-action request. Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

cc: Julie Goodridge

Elisabeth Ising, Gibson Dunn

EXHIBIT A
Text of the Shareholder Proposal

Congruency between Corporate Values and Political Contributions

Whereas:

The Supreme Court ruling in *Citizens United v. Federal Election Commission* interpreted freedom of speech to include certain corporate political expenditures involving "electioneering communications," resulting in greater public and shareholder concern about corporate political spending;

Johnson & Johnson (J&J) has publically stated that "We support the Patient Protection and Affordable Care Act (ACA) and believe it is appropriate for all health care industry stakeholders to play a role to ensure affordable and quality health care";

Our policies state that Political Action Committee (JJPAC) recipients must "have a voting record or philosophy that is aligned with the interests of the Johnson & Johnson Family of Companies";

Based on J&J's own business analysis, one of "our highest current priorities for U.S. Government Affairs activities" includes support for "effective implementation of the Patient Protection and Affordable Care Act, such as . . . expansion of market based coverage options";

Despite J&J's clearly stated business policies, in the first half of 2013, 30% of J&J's corporate contributions went to politicians who voted *against* the ACA (H.R. 3590; 111th congress) or *against* establishing a health care exchange at the state level and, in Virginia, *against* recognition of the constitutionality of the ACA;

Additionally, in the first half of 2013, JJPAC gave 48.9% of its U.S. House of Representatives contributions to candidates that recently voted *for* H.R. 2009, a bill that seeks to prohibit the enforcement of the ACA and the Health Care and Education Reconciliation Act. In 2012, 22% of JJPAC's financial contributions went to political candidates who voted *against* the ACA;

Furthermore, Forbes reported that the ACA will generate "$10 billion [to] $35 billion in additional profits over the next decade" for our industry;

We believe that contributing financial support to politicians voting against one of our "highest current priorities for U.S. Government Affairs activities" reveals a political contributions policy gap that creates business risk for the company and its shareholders.

Resolved: Shareholders request that the Board of Directors create and implement a policy using consistent incorporation of corporate values as defined by J&J's stated policies and affirmations on our website and in public comments (including sites such as "Transparency in Our Business Activities," our list of "issue priorities" for U.S. Government Affairs activities, and our Political Contributions policy), and to report to shareholders, at reasonable expense and excluding confidential information on a quarterly basis, contributions which may appear incongruent with our corporate values, with justification for any such exceptions.

Supporting Statement: Proponents recommend that the reports contain management's analysis of any risks to our company's brand, reputation, or shareholder value. "Expenditures for electioneering communications" means spending directly, or through a third party, at any time during the year, on printed, internet or broadcast communications, which are reasonably susceptible to interpretation as in support of or opposition to a specific candidate.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth Ising
Direct: 202.955.8287
Fax: 202.530.9631
EIsing@gibsondunn.com

Client: C 45016-01913

December 20, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Johnson & Johnson*
Shareholder Proposal of NorthStar Asset Management, Inc. Funded Pension Plan
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Johnson & Johnson (the "Company"), intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders (collectively, the "2014 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from NorthStar Asset Management, Inc. Funded Pension Plan (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> **Resolved:** Shareholders request that the Board of Directors create and implement a policy using consistent incorporation of corporate values as defined by J&J's stated policies and affirmations on our website and in public comments (including sites such as "Transparency in Our Business Activities," our list of "issue priorities" for U.S. Government Affairs activities, and our Political Contributions policy), and to report to shareholders, at reasonable expense and excluding confidential information on a quarterly basis, contributions which may appear incongruent with our corporate values, with justification for any such exceptions.

The Proposal is preceded by an eight-paragraph preamble that focuses almost exclusively on the Company's corporate expenditures in support of politicians who have opposed the Patient Protection and Affordable Care Act (the "PPACA") in various ways. A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Related To The Company's Ordinary Business Operations.

Under well-established precedent, we believe that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations. The Proposal concerns political expenditures and activity related to specific legislative initiatives that impact several aspects of the Company's business.

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a stockholder proposal that relates to the company's "ordinary business" operations. In the Commission's release accompanying the 1998 amendments to Rule 14a-8 the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two "central considerations" that underlie this policy. As relevant here, one of these considerations is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Exchange Act Release No. 40018 (May 21, 1998).

The Proposal Focuses On A Specific Legislative Initiative Impacting The Company's Operations.

The Staff consistently has concurred with the exclusion under Rule 14a-8(i)(7) of shareholder proposals that, like the Proposal, are directed at a company's political activities or political contributions relating to a specific issue that involves an ordinary business matter. For example, in *Bristol-Myers Squibb Co. (AFL-CIO Reserve Fund)* (avail. Feb. 17, 2009) the Staff concurred with the exclusion under Rule 14a-8(i)(7) of a shareholder proposal requesting a report on the Company's lobbying activities and expenses relating to the Medicare Prescription Drug Plans (Part D). The company noted in its no-action request that the company's pharmaceuticals segment manufactured and sold numerous company products covered by Medicare Prescription Drug Plans (Part D). In concurring that the proposal could be excluded, the Staff noted that the proposal "relat[ed] to [the company's] ordinary business operations (i.e., lobbying activities concerning its products)." *See also Abbott Laboratories* (avail. Feb. 11, 2009) (same); *General Electric Co. (Flowers)* (avail. Jan. 29, 1997) (concurring with the exclusion of a shareholder proposal requesting that the company refrain from the use of company funds to oppose specific citizen ballot initiatives, including initiatives related to the company's nuclear reactor products, because it focused on "lobbying activities which relate to the Company's products").

The Staff also has concurred in the exclusion of shareholder proposals that have requested a company to be involved in the political or legislative process on a specific aspect of the company's operations. For example, in *General Motors Corp.* (avail. Apr. 7, 2006), the proposal requested that the company "petition the [U.S. government] for radically improved [corporate average fuel economy] standards for light duty trucks and cars," lead an effort to develop non-oil based transportation system, and spread this technology to other nations. The company argued that the proposal was excludable under Rule 14a-8(i)(7) because it focused on the company's ordinary business activities, including "communicating with lawmakers and regulators regarding appropriate product regulations" and "seeking support from the government . . . for research and development of product technology." The Staff concurred that the proposal could be excluded, noting that it was "directed at involving General Motors in the political or legislative process relating to an aspect of General Motors' operations." Similarly, the proposal in *International Business Machines Corp.* (avail. Dec. 17, 2008) asked the company to "[j]oin with other corporations in support of the establishment of a properly financed national health insurance system as an alternative for funding employee health benefits." The Staff concurred that the proposal could be excluded under Rule 14a-8(i)(7), noting that it was "directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations." *See also International Business Machines Corp.* (avail. Jan. 21, 2002) (same).

In contrast, proposals relating to a company's "general political activities" typically are not excludable under Rule 14a-8(i)(7). *See, e.g., Archer Daniels Midland Co.* (avail. Aug. 18, 2010) (proposal requesting a policy prohibiting use of corporate funds for any political election or campaign purposes was not excludable because it focused primarily on the company's general political activities); *General Electric Co. (Barnet et al.)* (avail. Feb. 22, 2000) (proposal asking the company to summarize its campaign finance contributions was not related to ordinary business operations); *American Telephone and Telegraph Co.* (avail. Jan. 11, 1984) (proposal that the company publish a statement summarizing its political contributions was not excludable because it involved general political activities and not specific activities that relate directly to the company's ordinary business operations).

When assessing proposals under Rule 14a-8(i)(7), the Staff considers both the resolution and the supporting statement as a whole. Staff Legal Bulletin No. 14C, part D.2 (June 28, 2005). So, for example, the Staff has permitted the exclusion of shareholder proposals under Rule 14a-8(i)(7) where the statements surrounding facially neutral proposed resolutions indicate that the proposal, in fact, would serve as a shareholder referendum on expenditures concerning a particular policy or legislative initiative relating to the operation of the company's business. For example, in *Bristol-Myers Squibb Co.* (avail. Jan. 29, 2013) ("*Bristol-Myers Squibb 2013*"), the Staff concurred in the exclusion of a facially neutral proposal requesting disclosures on lobbying activities where the statements surrounding the proposal focused almost wholly on the PPACA. Similarly, in *PepsiCo, Inc.* (avail. Mar. 3, 2011) ("*PepsiCo 2011*"), the proposal requested a report on the company's process for identifying and prioritizing legislative and regulatory public policy advocacy activities. Because the supporting statement focused extensively on the company's support of cap and trade climate change legislation, the company argued that "[t]he resolution is neutral, but the supporting statement makes clear the thrust of the proposal is directed toward the Company's involvement with a specific legislative initiative." In concurring that the proposal could be excluded, the Staff agreed with the company, noting that "the proposal and supporting statement, when read together, focus primarily on PepsiCo's specific lobbying activities that relate to the operation of PepsiCo's business and not on PepsiCo's general political activities."

Staff precedent also makes clear that shareholder proposals regarding a company's contributions to specific types of organizations, including organizations that engage in political or public policy issues, are excludable under Rule 14a-8(i)(7). For example, in *Minnesota Mining and Manufacturing Co.* (avail. Jan. 3, 1996) the Staff concurred with the exclusion of a proposal requiring a company to "make charitable or political contributions to organizations or campaigns defending unborn persons' rights" because it dealt with ordinary business operations by focusing on "contributions to specific types of organizations." *See also PG&E Corp.* (avail. Feb. 23, 2011) (concurring with the exclusion of a proposal requesting that the company "remain neutral in any activity relating to the definition of marriage" because it related to contributions to specific types of organizations); *BellSouth Corp.* (avail. Jan. 17, 2006) (concurring in the exclusion of a proposal requesting that the board make no direct or indirect contribution from the company to any legal fund used in defending any politician). Similar to its analysis of proposals relating to lobbying, in determining whether a proposal focuses on a company's contributions to a specific type of organization or merely to the company's contributions generally, the Staff considers the proposal and its supporting statement together. *See, e.g., Johnson & Johnson* (avail. Feb. 12, 2007) (concurring in the exclusion of a proposal requesting that the company list on its website all charitable contributions, where the proposal's "Whereas" and supporting statements contained references to Planned Parenthood and other "charitable groups involved in abortion"); *Wells Fargo & Co.* (avail. Feb. 12, 2007) (concurring in the exclusion of a proposal requesting implementation of a policy to list and post on the company's website all the charitable organizations that are recipients of company donations, where the proposal's "Whereas" statements contained multiple references to organizations the proponent viewed as supporting abortion and homosexuality).

While on its face the Proposal's resolution potentially concerns general activities of the Company, when read together with the eight-paragraph preamble to the Proposal it becomes clear that the Proposal is focused on the Company's political expenditures as they relate to a single piece of legislation, the PPACA. Specifically, five of the eight preamble paragraphs of the Proposal relate to the PPACA; no other legislation or policy issue is referenced. These paragraphs discuss the Company's public statements regarding the PPACA, the Company's business analysis regarding the impact of the PPACA, the voting record regarding the PPACA of politicians receiving contributions from the Company, the voting record regarding the PPACA of politicians receiving contributions from the Company's Political Action Committee, and the future impact of the PPACA on profitability in the Company's industry. Thus, the Proposal clearly is targeted at the Company's political contributions relating to the PPACA specifically and not at the Company's political activities generally.

We are aware that in certain instances the Staff did not concur with the exclusion under Rule 14a-8(i)(7) of certain facially neutral shareholder proposals relating to a company's contributions even when a company argued that the proposal was actually directed to specific types of issues or organizations. *See, e.g., PepsiCo, Inc.* (avail. Mar. 2, 2009) ("*PepsiCo 2009*") (proposal that the company provide a report disclosing information related to the company's charitable contributions was not excludable under Rule 14a-8(i)(7)); *Ford Motor Co.* (avail. Feb. 25, 2008) (proposal that the company list the recipients of corporate charitable contributions on the company's website was not excludable under Rule 14a-8(i)(7)); *General Electric Co.* (avail. Jan. 11, 2008) (proposal that the company provide a semi-annual report disclosing the company's charitable contributions and related information not excludable under Rule 14a-8(i)(7)). However, the Proposal is distinguishable from these proposals. In *PepsiCo 2009*, *Ford*, and *General Electric*, the supporting statements for the proposals contained only brief references to specific organizations or types of organizations as examples of organizations that might interest shareholders or be controversial. In contrast, as noted above, and similar to the situations in *Bristol-Myers Squibb 2013*, *PepsiCo 2011*, *Johnson & Johnson* and *Wells Fargo*, the Proposal's supporting statement is largely dedicated to a single issue. The preamble to the Proposal dedicates five of eight paragraphs to a discussion of the PPACA, making it clear that the Proposal is intended to address the Company's political contributions as they relate to support of or opposition to the PPACA.

The Subject Matter Of The Proposal Involves The Company's Ordinary Business Matters.

The Company, through its operating subsidiaries, is engaged in the discovery, development, licensing, manufacturing, marketing, distribution and sale of pharmaceuticals, biologics, medical devices and diagnostics, and consumer health products. The PPACA, among other things, includes provisions that increase Medicaid rebates, expand the Medicaid program, create additional prescription drug discounts under the Medicare Prescription Drug Plans (Part D), assess a non-tax-deductible annual fee to pharmaceutical companies, impose new taxes on medical devices and create a new regulatory mechanism for the approval of select biologic drugs on the basis of less extensive data than is the basis for a full Biologics License Application. These provisions of the PPACA directly relate to the Company's products and operations and thus concern ordinary business matters.

Legislative initiatives such as the PPACA are complex, particularly in terms of the ways in which the new or proposed laws and regulations could impact the Company's business operations, products, sales and profitability. Individual decisions regarding which political campaigns and which legislative initiatives to support require a detailed understanding of the Company's business, including its products, future business models, strategies and operations, as well as the industries and markets in which the Company operates. The Company provides a substantial amount of information on its website regarding its U.S. government affairs activities, including its general public policy goals, positions on certain significant issues, current priorities and a listing of political contributions.[1] In seeking a report that goes further to divulge the Company's rationales and justifications behind specific political contributions, particularly as they relate to the PPACA, the Proposal seeks shareholder oversight of an area of ordinary business operations that is most appropriately handled by management. The Proposal thus

---

[1] *See* http://www.investor.jnj.com/governance/contributions.cfm.

implicates the Company's ordinary business operations, and it therefore may be excluded under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Douglas K. Chia, the Company's Assistant General Counsel and Corporate Secretary, at (732) 524-3292.

Sincerely,

Elizabeth Ising / GD

Elizabeth A. Ising

Enclosure

cc: Douglas K. Chia, Johnson & Johnson
Julie N.W. Goodridge, NorthStar Asset Management, Inc. Funded Pension Plan

101638980.12

GIBSON DUNN

EXHIBIT A

PO Box 301840
Boston, MA 02130
(617) 522-2635
www.northstarasset.com

NorthStar Asset Management, Inc.

Fax

To:	Mr. Douglas Chia	**From:**	Mari Schwartzer
Fax:	(732) 524-2185	**Pages:**	3
Phone:	(732) 524-3292	**Date:**	11/11/13
Re:	shareholder proposal	**cc:**	

Comments:

Dear Mr. Chia:

Enclosed please find a shareholder proposal and cover letter from the NorthStar Asset Management, Inc Funded Pension Plan submitted for inclusion in the 2014 proxy statement. An original copy of this proposal and cover letter are being sent to you concurrently via FedEx overnight delivery.

Please do not hesitate to contact us at mschwartzer@northstarasset.com with questions or concerns.

Thank you in advance for your assistance.

Sincerely,

Mari Schwartzer

Mari C. Schwartzer
Coordinator of Shareholder Activism
NorthStar Asset Management, Inc.

NORTHSTAR ASSET MANAGEMENT INC

SOCIALLY RESPONSIBLE PORTFOLIO MANAGEMENT

November 11, 2013

Douglas Chia
Secretary
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

Dear Mr. Chia:

Considering the recent Supreme Court decision of *Citizens United v. Federal Election Commission* and past public backlash against corporate political spending, we are concerned about our Company's potential exposure to risks caused by our future electioneering contributions.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations under the Securities Act of 1934, of more than $2,000 worth of shares of Johnson & Johnson common stock held for more than one year, the NorthStar Asset Management Funded Pension Plan is submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of the General Rules, the enclosed shareholder proposal. The proposal requests that the Board of Directors adopt and implement a policy regarding congruency between corporate values and political contributions.

As required by Rule 14a-8, the NorthStar Asset Management, Inc Funded Pension Plan has held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. I or my appointed representative will be present at the annual meeting to introduce the proposal.

A commitment from Johnson & Johnson to adopt and implement a policy regarding congruency between corporate values and political and electioneering contributions will allow this resolution to be withdrawn. We believe that this proposal is in the best interest of our Company and its shareholders.

Sincerely,

Julie N.W. Goodridge
President and CEO
Trustee, NorthStar Asset Management, Inc. Funded Pension Plan

Encl.: shareholder resolution

PO BOX 301840 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

Congruency between Corporate Values and Political Contributions

Whereas:

The Supreme Court ruling in *Citizens United v. Federal Election Commission* interpreted freedom of speech to include certain corporate political expenditures involving "electioneering communications," resulting in greater public and shareholder concern about corporate political spending;

Johnson & Johnson (J&J) has publically stated that "We support the Patient Protection and Affordable Care Act (ACA) and believe it is appropriate for all health care industry stakeholders to play a role to ensure affordable and quality health care";

Our policies state that Political Action Committee (JJPAC) recipients must "have a voting record or philosophy that is aligned with the interests of the Johnson & Johnson Family of Companies";

Based on J&J's own business analysis, one of "our highest current priorities for U.S. Government Affairs activities" includes support for "effective implementation of the Patient Protection and Affordable Care Act, such as ... expansion of market based coverage options";

Despite J&J's clearly stated business policies, in the first half of 2013, 30% of J&J's **corporate contributions** went to politicians who voted ***against*** the ACA (H.R. 3590; 111th congress) or ***against*** establishing a health care exchange at the state level and, in Virginia, ***against*** recognition of the constitutionality of the ACA;

Additionally, in the first half of 2013, JJPAC gave 48.9% of its U.S. House of Representatives contributions to candidates that recently voted ***for*** H.R. 2009, a bill that seeks to prohibit the enforcement of the ACA and the Health Care and Education Reconciliation Act. In 2012, 22% of JJPAC's financial contributions went to political candidates who voted ***against*** the ACA;

Furthermore, Forbes reported that the ACA will generate "$10 billion [to] $35 billion in additional profits over the next decade" for our industry;

We believe that contributing financial support to politicians voting against one of our "highest current priorities for U.S. Government Affairs activities" reveals a political contributions policy gap that creates business risk for the company and its shareholders.

Resolved: Shareholders request that the Board of Directors create and implement a policy using consistent incorporation of corporate values as defined by J&J's stated policies and affirmations on our website and in public comments (including sites such as "Transparency in Our Business Activities," our list of "issue priorities" for U.S. Government Affairs activities, and our Political Contributions policy), and to report to shareholders, at reasonable expense and excluding confidential information on a quarterly basis, contributions which may appear incongruent with our corporate values, with justification for any such exceptions.

Supporting Statement: Proponents recommend that the reports contain management's analysis of any risks to our company's brand, reputation, or shareholder value. "Expenditures for electioneering communications" means spending directly, or through a third party, at any time during the year, on printed, internet or broadcast communications, which are reasonably susceptible to interpretation as in support of or opposition to a specific candidate.

Johnson & Johnson

DOUGLAS K. CHIA
ASSISTANT GENERAL COUNSEL
CORPORATE SECRETARY

ONE JOHNSON & JOHNSON PLAZA
NEW BRUNSWICK, NJ 08933-0026
(732) 524-3292
FAX: (732) 524-2185
DCHIA@ITS.JNJ.COM

November 19, 2013

VIA FEDEX
Julie N.W. Goodridge
Trustee
NorthStar Asset Management, Inc. Funded Pension Plan
PO Box 301840
Boston, MA 02130

VIA EMAIL
jgoodridge@northstarasset.com

Dear Julie:

This letter acknowledges receipt by Johnson & Johnson (the "Company") on November 11, 2013 of the shareholder proposal submitted by you regarding corporate political contributions under Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Rule"), for consideration at the Company's 2014 Annual Meeting of Shareholders (the "Proposal"). Please be advised that you must comply with all aspects of the Rule with respect to your shareholder proposal. The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

Paragraph (b) of the Rule provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that you, the NorthStar Asset Management, Inc. Funded Pension Plan (NorthStar Pension Plan), are the record owner of Company shares, and to date, we have not received proof that you have satisfied the Rule's ownership requirements. To remedy this defect, please furnish to us, within 14 days of your receipt of this letter, sufficient proof that the NorthStar Pension Plan continuously held at least $2,000 in market value, or 1%, of Johnson & Johnson securities entitled to be voted on the Proposal at the 2014 Annual Meeting for at least the one-year period preceding, and including, November 11, 2013, the date you submitted the Proposal, as required by paragraph (b)(1) of the Rule. As explained in paragraph (b) of the Rule and in SEC staff guidance, sufficient proof must be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the requisite number of Company shares for at least the one-year period preceding, and including, November 11, 2013, the date the Proposal was submitted; or

- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level and a written statement that you continuously held the requisite number of Company shares for at least the one-year period preceding, and including, November 11, 2013, the date the Proposal was submitted.

If you plan to use a written statement from the "record" holder of your shares as your proof of ownership, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a security depository. (DTC is also known through the account name of Cede & Co.) Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as "record" holders of securities that are deposited at DTC. You can confirm whether a particular broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is currently available on the Internet at: http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

Shareholders need to obtain proof of ownership from the DTC participant through which their securities are held, as follows:

- If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the requisite number of Company shares for at least the one-year period preceding, and including, November 11, 2013, the date the Proposal was submitted.

- If your broker or bank is not on the DTC participant list, you will need to obtain a written statement from the DTC participant through which your shares are held verifying that you continuously held the requisite number of Company shares for at least the one-year period preceding, and including, November 11, 2013, the date the Proposal was submitted. You should be able to find who this DTC participant is by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant knows your broker or bank's holdings, but does not know your holdings, you can satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, for at least the one-year period preceding, and including, November 11, 2013, the required amount of securities was continuously held – one from your broker or bank confirming your ownership, and the other from the DTC participant confirming your broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Corporate Secretary. For your convenience, a copy of the Rule and SEC Staff Legal Bulletin No. 14F is enclosed.

In the interim, you should feel free to contact either my colleague, Jean Martinez at (732) 524-5749 or me at (732) 524-3292 if you wish to discuss the Proposal or have any questions or concerns that we can help to address.

Best regards,

Douglas K. Chia

cc: Jean Martinez, Esq.

Enclosures

RECEIVED

NOV 2 2 2013

D. Chia

NORTHSTAR ASSET MANAGEMENT INC

SOCIALLY RESPONSIBLE PORTFOLIO MANAGEMENT

November 20, 2013

Douglas Chia
Secretary
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

Dear Mr. Chia:

Thank you for your letter in response to our shareholder proposal filed on November 11, 2013. Enclosed, please find a letter from our brokerage, MorganStanley Wealth Management (a DTC participant), verifying that the NorthStar Funded Pension Plan has held the requisite amount of stock in Johnson & Johnson for more than one year prior to filing the shareholder proposal. As previously stated, we intend to continue to hold these shares through the next shareholder meeting.

Should you need anything further, do not hesitate to contact me at mschwartzer@northstarasset.com. Thank you in advance for your attention to this matter.

Sincerely,

Mari Schwartzer

Mari C. Schwartzer
Coordinator of Shareholder Advocacy

PO BOX 301840 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

Wealth Management
35 Village Road, Suite 601
PO Box 766
Middleton, MA 01949
tel 978 739 9600
fax 978 739 9650
toll free 800 730 3326

Morgan Stanley

November 15, 2013

Douglas Chia
Secretary
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

Dear Mr. Chia:

MorganStanley SmithBarney, a DTC participant, acts as the custodian for the NorthStar Asset Management, Inc. Funded Pension Plan. As of November 11, 2013, the NorthStar Funded Pension Plan held 168 shares of Johnson & Johnson common stock valued at $15,840.72. MorganStanley SmithBarney has continuously held these shares on behalf of the NorthStar Asset Management Funded Pension Plan since November 11, 2012 and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting.

Sincerely,

Donna Colahan
Vice President
Chartered Long Term Care Specialist
Chartered Retirement Plan Specialist
Financial Advisor
The Colahan//Calderara Group
Morgan Stanley Smith Barney LLC

THE ABOVE SUMMARY/QUOTE/STATISTICS CONTAINED HEREIN HAVE BEEN OBTAINED FROM SOURCES BELIEVED RELIABLE BUT ARE NOT NECESSARILY COMPLETE AND CANNOT BE GUARANTEED. ERRORS AND OMISSIONS EXCEPTED.